                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                       MEDIA SCIENCES INTERNATIONAL, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   58446X 10 7
                                 (CUSIP Number)

                                Michael W. Levin
                     c/o Media Sciences International, Inc.
                                 8 Allerman Road
                            Oakland, New Jersey 07436
                                  201-677-9311
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 2, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

                                  SCHEDULE 13D

CUSIP No. 58446X 10 7

1.       Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons
         (entities only) Michael W. Levin

2.       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)      ..........................................................
         (b)      ..........................................................

3.       SEC Use Only.......................................................

4.       Source of Funds (See Instructions): OO

5.       Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e)

6.       Citizenship or Place of Organization: United States

Number of        7.   Sole Voting Power:             1,793,450
Shares           8.   Shared Voting Power:           None
Beneficially     9.   Sole Dispositive Power:        1,793,450
Owned by         10.  Shared Dispositive Power:      None
Each
Reporting
Person
With

11.      Aggregate Amount Beneficially Owned by Each Reporting Person: 1,793,450

12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  [   ]

13.      Percent of Class Represented by Amount in Row (11): 16.2%

14.      Type of Reporting Person (See Instructions): IN

                                        2

Additional information required to be supplied as part of Schedule 13D.

This third amendment to Schedule 13D amends and supplements certain information provided in the initial filing of Schedule 13D, filed on June 26, 1998, as amended on July 13, 1998 and on October 2, 2000.

Item 1.  Security and Issuer

This statement relates to the common stock, par value $0.001 per share, of Media
Sciences International, Inc. The issuer is Media Sciences International, Inc.
(the "Company") and its address is 8 Allerman Road, Oakland, New Jersey 07436.

Item 2.  Identity and Background

(a)      This statement is filed by Michael W. Levin, an individual.

(b)      Mr. Levin's business address is c/o Media Sciences International, Inc.,
         8 Allerman Road, Oakland, New Jersey 07436.

(c)      Mr. Levin's principal occupation is President and Chief Executive
         Officer of Media Sciences International, Inc., with an address of 8
         Allerman Road, Oakland, New Jersey 07436.

(d)      Mr. Levin, during the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)      Mr. Levin, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which has resulted in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      Mr. Levin is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration

Michael W. Levin initially acquired beneficial ownership of 1,548,450 shares
(including 32,000 shares held by his children) of common stock in June 1998 pursuant to an acquisition by the Company of Cadapult Graphic Systems Inc., a
privately-held New Jersey corporation. Shareholders of Cadapult Graphic Systems
Inc., including Mr. Levin and his children, exchanged their shares in Cadapult
Graphic Systems Inc. for shares of the Company's common stock.

Pursuant to a five year employment agreement that began on May 1, 1998, as amended September 1, 1998, the Compnay granted Mr. Levin five-year options to purchase 500,000 shares of common stock, exercisable for five years at $1.375 per share. These options were to vest only after the Company achieved certain corporate levels of earnings. These options expired unexercised in May 2003.

At various times between December 1998 and December 1999, Mr. Levin gifted
40,000 shares to various persons, including to charitable organizations.

                                        3

At various times between January 1999 and May 2004, Mr. Levin transferred ownership of an aggregate of 88,000 shares to his children. Mr. Levin is deemed the indirect beneficial owner of those shares.

Between December 27, 2001 and January 11, 2002, Mr. Levin purchased an aggregate of 10,000 in the open market, with his personal funds, for $10,300.

In June 2003, pursuant to a five-year employment agreement that began as of July
1, 2003, Mr. the Company granted Mr. Levin five-year stock options to purchase
500,000 shares of common stock. The exercise price for the stock options is
$1.00 per share. As of March 2005, stock options to purchase 375,000 shares have vested, and the remaining 125,000 stock options are to vest ratably by June 30,
2005.

On March 2, 2005, Mr. Levin sold 100,000 shares for an aggregate of $200,000 in a private transaction with MicroCapital Fund Ltd.

Item 4. Purpose of Transaction

The purpose of Levin's initial acquisition of shares of the Company's common stock in June 1998 was to acquire operating control of the Company.

In May 1998, Mr. Levin was granted 500,000 stock options by the Company as part of his employment agreement. These options expired unexercised in May 2003.

Between December 1998 and December 1999, Mr. Levin transferred 40,000 shares to various persons, including to charitable organizations. These transactions were gifts, for which Mr. Levin did not receive consideration in return.

At various times between January 1999 and May 2004, Mr. Levin transferred ownership of an aggregate of 88,000 shares to his children. The purpose of these transactions was for personal and family financial planning.

Between December 27, 2001 and January 11, 2002, Mr. Levin purchased an aggregate of 10,000 in the open market, with his personal funds, for $10,300. The purchases were made for investment purposes.

In June 2003, Mr. Levin was granted 500,000 stock options by the Company as part of his employment agreement.

On March 2, 2005, Mr. Levin sold 100,000 shares for an aggregate of $200,000 in a private transaction with MicroCapital Fund Ltd. The purpose of the transaction was for personal financial planning and diversification of his personal investment holdings.

                                        4

Mr. Levin may make purchases of the Company's common stock from time to time, and he may dispositions of the Company's common stock from time to time. Mr.
Levin has no present plan to purchase shares in the open market, but may do so for investment purposes, depending on prevailing market, economic and other conditions. Except for the recent sale on March 2, 2005, Mr. Levin has no present plan to dispose of any shares in the open market or in private transactions, but may do depending on prevailing market, economic and other conditions, and for personal financial planning and diversification of his personal investment holdings.

Mr. Levin, as a shareholder, has no plans or proposals for:

o    an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Company;
o    a sale or transfer of a material amount of assets of the Company;
o    a change in the present  board of  directors  or in the  management  of the
     Company;
o    a material change in the present  capitalization  or dividend policy of the
     Company,  but may vote for the  increase  in the  authorized  shares of the
     Company at a future time;
o    any other material change in the Company's business or corporate structure;
o    changes in the Company's  charter,  bylaws or instruments  which may impede the acquisition of the Company;
o    a class of the Company's securities to be delisted;
o    a class of the Company's  securities to become  eligible for termination of registration; or
o    any similar action.

Nothing set forth above should be interpreted to preclude Mr. Levin from making any plans or proposals in the future which would relate or result in any of the foregoing events or actions.

Additional, as Mr. Levin is an officer and a director in the Company, in fulfilling his duties, Mr. Levin may from time to time present plans and proposals to the Board of Directors for its consideration which may relate or result in any of the foregoing events or actions. For example, Mr. Levin is aware that the Company may need additional sales personnel at a senior level of management and Mr. Levin may propose candidates to the Board.

Item 5.  Interest in Securities of the Issuer

(a)      Mr. Levin has beneficial ownership of 1,793,450 shares, or 16.2%, of the Company's common stock.

         This figure includes beneficial ownership of 120,000 shares of common stock held by his minor children and shares underlying 375,000 stock options that are presently exercisable. This figure does not include shares underlying 125,000 stock options which are scheduled to vest by
         June 2005.

         The percentage is based on approximately 10,664,694 shares outstanding on March 7, 2005, as adjusted to give effect to the issuance of 375,000 shares underlying exercisable stock options.

(b)      Mr. Levin has the sole power to vote or direct the vote of and the sole power to dispose or to direct the disposition of 1,793,450 shares of common stock, including shares held by his children. Mr. Levin does not have the shared power to vote or to direct the vote of nor the shared power to dispose or to direct the disposition of any other shares of common stock.

(c)      Mr. Levin did not effect any transactions in the common stock during the past 60 days, except as follows:

         On March 2, 2005, Mr. Levin sold 100,000 shares at $2 per share to
         MicroCapital Fund Ltd. in a private transaction.

                                        5

(d)      No person, other than Mr. Levin, has the right to receive or the power to direct the receipt of the dividends from or the proceeds or sale of the securities covered by this statement.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
Securities of the Issuer.

Mr. Levin's initial acquisition of shares of the Company's common stock in June
1998 was acquired pursuant to an Agreement and Plan of Reorganization, dated
June 1998.

In May 1998, Mr. Levin was granted 500,000 stock options by the Company as part of his employment agreement.

In June 2003, Mr. Levin was granted 500,000 stock options by the Company as part of his employment agreement.

On March 2, 2005, Mr. Levin sold 100,000 shares for an aggregate of $200,000 in a private transaction with MicroCapital Fund Ltd.

These agreements are attached as exhibits hereto.

Item 7.  Material to Be Filed as Exhibits

The following exhibits are filed with this Schedule 13D:

Exhibit 1 - Agreement and Plan of Reorganization, dated June 1998
Exhibit 2 - Employment Agreement, as amended and restated as of September 1,
            1998
Exhibit 3 - Employment Agreement, as of July 1, 2003
Exhibit 4 - Stock Purchase Agreement, dated March 2, 2005

                                        6

                                    Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 9, 2005
-------------------------------
Date

/s/ Michael W. Levin
-------------------------------
Signature

Michael W. Levin, Individually
-------------------------------
Name/Title

                                        7

                                 LIST OF EXHIBIT

Exhibit 1 - Agreement and Plan of Reorganization, dated June 1998
Exhibit 2 - Employment Agreement, as amended and restated as of September 1,
            1998
Exhibit 3 - Employment Agreement, as of July 1, 2003
Exhibit 4 - Stock Purchase Agreement, dated March 2, 2005